PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED FEBRUARY 6, 1997)





                              1,493,976 SHARES
                             THE ROUSE COMPANY
                                COMMON STOCK
                                ------------


     The Rouse Company (the "Company") is one of the largest publicly-traded real estate companies in the United States. All of the 1,493,976 shares of Common Stock offered hereby (the "Shares") are being sold by the Company.

     The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "RSE." On April 23, 1998, the last sale price of the Common Stock as reported on the NYSE was $31.1250 per share.

     The Underwriter has agreed to purchase the Shares from the Company at a price of $29.4909 per share, resulting in aggregate proceeds to the Company of $44,058,697 before payment of expenses by the Company estimated to be $50,000, subject to the terms and conditions set forth in the Underwriting Agreement. The Underwriter intends to deposit the Shares, valued at the last reported sales price, with the trustee of the Equity Investor Fund Cohen & Steers Realty Majors Portfolio (a Unit Investment Trust) (the "Trust") in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Shares as of the evaluation time for units of the Trust on April 23, 1998 was $31.1250 per Share.

                            ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE S-2 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

                            ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
                    PROSPECTUS TO WHICH IT RELATES. ANY
                       REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.

                             ------------------

     The Shares are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. It is expected that delivery of the Shares will be made in New York, New York on or about April 29, 1998.

                             ------------------


                            MERRILL LYNCH & CO.

                             ------------------

         The date of this Prospectus Supplement is April 23, 1998.




     THE UNDERWRITER MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             ------------------

                                RISK FACTORS

     PROSPECTIVE   INVESTORS   SHOULD   CAREFULLY  REVIEW  THE  INFORMATION
CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND SHOULD PARTICULARLY CONSIDER THE FOLLOWING MATTERS WITH RESPECT TO THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES (COLLECTIVELY AND INDIVIDUALLY, THE "COMPANY"):

REAL ESTATE DEVELOPMENT AND INVESTMENT RISKS

     GENERAL. Real property investments are subject to varying degrees of risk. Revenues and property values may be adversely affected by the general economic climate, the local economic climate and local real estate conditions, including (i) the perceptions of prospective tenants or purchasers of the attractiveness of the property; (ii) the ability to provide adequate management, maintenance and insurance; (iii) the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise; and (iv) increased operating costs. Real estate values may also be adversely affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

     DEVELOPMENT RISKS. New project development is subject to a number of risks, including risks of availability of financing, construction delays or cost overruns that may increase project costs, risks that the properties will not achieve anticipated occupancy or sales levels or sustain anticipated lease or sales levels, and new project commencement risks such as receipt of zoning, occupancy and other required governmental permits and authorizations and the incurrence of development costs in connection with projects that are not pursued to completion.

     A SIGNIFICANT PORTION OF THE COMPANY'S PROPERTIES IS GEOGRAPHICALLY CONCENTRATED. The Company's land sales, for instance, relate primarily to land in and around Columbia, Maryland, and Las Vegas, Nevada. These sales are affected by the economic climate in Howard County, Maryland, the Baltimore-Washington area and the Las Vegas, Nevada metropolitan area, and by local real estate conditions and other factors, including applicable zoning laws and the availability of financing for residential development. Similarly, most of the office/industrial buildings that the Company manages are located in the Baltimore-Washington area, including Columbia, Maryland, and the Las Vegas, Nevada metropolitan area. Due to the geographic concentration of this portfolio, the Company's operating results in managing these buildings and selling property for development depend especially on the local economic climate and real estate conditions, including the availability of comparable, competing buildings and properties. See "--Risks Relating to Nevada Properties."

     ILLIQUIDITY OF REAL ESTATE INVESTMENTS. Real estate investments are relatively illiquid and therefore may tend to limit the ability of the Company to react promptly in response to changes in economic or other conditions.

     DEPENDENCE ON RENTAL INCOME FROM REAL PROPERTY. The Company's cash flow and results of operations would be adversely affected if a significant number of tenants were unable to meet their obligations or if the Company were unable to lease a significant amount of space in its income-producing properties on economically favorable lease terms. In the event of a default by a tenant, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. The bankruptcy or insolvency of a major tenant may have an adverse effect on an income-producing property.

     EFFECT OF UNINSURED LOSS. The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its properties with insured limits and policy specifications that it believes are customary for similar properties. There are, however, certain types of losses (generally of a catastrophic nature, such as wars or earthquakes) which may be either uninsurable, or, in the Company's judgment, not economically insurable. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated profits from the affected property.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances on, under, in or migrating from such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate properly such substances when present, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediation of such wastes at the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Other federal, state and local laws, ordinances and regulations require abatement or removal of certain asbestos-containing materials in the event of demolition or certain renovations or remodeling, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

     Certain of the Company's properties contain underground storage tanks which are subject to strict laws and regulations designed to prevent leakage or other releases of hazardous substances into the environment. In connection with its ownership, operation and management of such properties, the Company could be held liable for the environmental response costs associated with the release of such regulated substances or related claims. In addition to remediation actions brought by federal, state and local agencies, the presence of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. Such claims could result in costs or liabilities which could exceed the value of such property. The Company is not aware of any notification by any private party or governmental authority of any non-compliance, liability or other claim in connection with environmental conditions at any of its properties that it believes will involve any expenditure which would be material to the Company, nor is the Company aware of any environmental condition with respect to any of its properties that it believes will involve any such material expenditure. However, there can be no assurance that any such non-compliance, liability, claim or expenditure will not arise in the future.

     Although the Company generally conducts environmental reviews with respect to properties which it acquires and develops, and intends to do so in connection with the acquisition of the TrizecHahn Centers, Inc.
("TrizecHahn") regional shopping centers described under "Recent Developments" herein, there can be no assurance that the review conducted by the Company will be adequate to identify environmental or other problems prior to such acquisition.

COMPETITION

     There are numerous other developers, managers and owners of real estate that compete with the Company in seeking management and leasing revenues, land for development, properties for acquisition and disposition and tenants for properties, and there can be no assurance that the Company will successfully respond to or manage competitive conditions.

CHANGES IN ECONOMIC CLIMATE

     The Company's business and operating results can be adversely affected by changes in the economic environment generally. For example, an increase in interest rates will affect the interest payable on the Company's outstanding floating rate debt and may result in increased interest expense if debt is refinanced at higher interest rates. Moreover, in a recessionary economy, credit conditions may be inflexible and consumer spending conservative, which could adversely affect the Company's revenue from its retail centers.

     The Company makes limited use of interest rate exchange agreements, including interest rate caps and swaps, primarily to manage interest rate risk associated with variable rate debt. Under interest rate cap agreements, the Company makes initial premium payments to the counterparties in exchange for the right to receive payments from them if interest rates on the related variable rate debt exceed specified levels during the agreement period. Premiums paid are amortized to interest expense over the terms of the agreements using the interest method, and payments receivable from the counterparties are accrued as reductions of interest expense. Under interest rate swap agreements, the Company and the counterparties agree to exchange the difference between fixed rate and variable rate interest amounts calculated by reference to specified notional principal amounts during the agreement period. Notional principal amounts are used to express the volume of these transactions, but the cash requirements and amounts subject to credit risk are substantially less. Amounts receivable or payable under swap agreements are accounted for as adjustments to interest expense on the related debt.

     Parties to interest rate exchange agreements are subject to market risk for changes in interest rates and risk of credit loss in the event of nonperformance by the counterparties. Although the Company deals only with highly rated financial institution counterparties (which, in certain cases, are also the lenders on the related debt) and does not expect that any counterparties will fail to meet their obligations, there can be no assurance that this will not occur.

     At December 31, 1997, the Company had outstanding approximately $241,728,000 aggregate principal amount of variable rate debt (8.3% of total debt). Of such variable rate debt, 29.5% was subject to interest rate cap or interest rate swap agreements. The acquisition of the TrizecHahn regional shopping centers described under "Recent Developments" herein may result in the Company assuming debt associated with such centers. In addition, the Company may require debt financing to fund part or all of the purchase price for the acquisition.

RISKS RELATING TO NEVADA PROPERTIES

     GENERAL. Affiliates of the Company own approximately 3.5 million rentable square feet of office and industrial space primarily around Las Vegas, Nevada, a 75% partnership interest in Fashion Show Mall, an 840,000 square foot regional shopping center located on the "Strip" in Las Vegas, two Tournament Players Club golf clubs in Summerlin, Nevada and approximately 16,500 acres (11,500 saleable acres) of development and investment land located in Summerlin. In addition, the acquisition agreement relating to the TrizecHahn regional shopping centers described under "Recent Developments" herein provides for the Company to acquire the remaining 25% partnership interest in Fashion Show Mall and an interest in the Fashion Outlet shopping center in Primm, Nevada. These properties could be adversely affected by the following risks.

     WATER AVAILABILITY IN THE LAS VEGAS METROPOLITAN AREA. The Las Vegas metropolitan area is a desert environment where the ability to develop real estate is largely dependent on the continued availability of water. The Las Vegas metropolitan area has a limited supply of water to service future development and it is uncertain whether the metropolitan area will be successful in obtaining new sources of water. If the Las Vegas metropolitan area does not obtain new sources of water, development activities could be materially hindered.

     AIR QUALITY. The Las Vegas Valley is classified as a moderate carbon monoxide and a serious PM-10 nonattainment area by the U.S. Environmental Protection Agency ("EPA"). The EPA is currently assessing whether the Las Vegas Valley meets certain regulatory requirements with respect to levels of ozone. Efforts are underway to develop air quality plans to achieve and maintain applicable EPA standards. However, there are also ongoing efforts to relax certain requirements under the Clean Air Act and to modify the EPA's authority thereunder. The outcome of these efforts may adversely affect real estate development activities in the Las Vegas Valley.

     AVAILABILITY OF INFRASTRUCTURE. As with most growing communities, the rate of growth in the Las Vegas metropolitan area is straining the capacity of the community's infrastructure, particularly with respect to schools, water delivery systems, transportation, flood control and sewage treatment. Certain responsible federal, state and local government agencies finance the construction of infrastructure improvements through a variety of means, including general obligation bond issues, some of which are subject to voter approval. The failure of these agencies to obtain financing for or to complete such infrastructure improvements could materially delay development in the area or materially increase development costs through the imposition of impact fees and other fees and taxes, or require the construction or funding of portions of such infrastructure.

     NON-NEVADA GAMING. Until this decade, the gaming industry was principally limited to the traditional markets of Nevada and New Jersey. Several states, however, have legalized casino gaming and other forms of gambling in recent years. In addition, several states have negotiated compacts with Indian tribes pursuant to the Indian Gaming Regulatory Act of 1988 that permit certain forms of gaming on Indian lands. These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise have visited Las Vegas. The Company is not able to determine whether current or future legalized gaming venues will have an adverse impact on the Las Vegas economy and thereby adversely affect the Company's properties in the Las Vegas area.

CONSEQUENCES OF FAILURE TO MAINTAIN STATUS AS A REIT

     The Company intends to elect to be taxed as a real estate investment trust (a "REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year beginning January 1, 1998. In order to qualify for and maintain REIT status, an entity must meet a number of organizational and operational requirements. The Company believes under current law its organization and proposed method of operation will enable it to meet the requirements for qualification as a REIT. However, qualification for REIT status under current law requires compliance with certain complex limitations on the type and amount of income and assets a REIT can receive or hold. There can be no assurance that the Company will be owned and organized and will operate in a manner so as to qualify or remain qualified as a REIT. See "--Recently Proposed Tax Legislation."

     If the Company fails to qualify, or fails to maintain its qualification as, a REIT, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates, and distributions, if any, to its stockholders (the "Stockholders") will no longer be deductible by the Company. In addition, unless entitled to relief under certain statutory provisions, the Company will also be disqualified from treatment as a REIT for the four taxable years following the year in which qualification was so lost. This treatment would reduce the net earnings of the Company available for investment or distribution to Stockholders because of the additional tax liability to the Company for the year or years involved. In addition, during the period of disqualification, the Company would no longer be required by the Code to make any distributions as a condition to REIT qualification. To the extent that distributions to Stockholders would have been made in anticipation of the Company's continuing to qualify as a REIT, the Company might be required to borrow funds or to liquidate certain of its investments on adverse terms to pay the applicable tax. In any year in which the Company did not qualify as a REIT, corporate Stockholders generally would be entitled to a dividends received deduction with respect to dividends paid by the Company. See "Federal Income Tax Consequences."

RECENTLY PROPOSED TAX LEGISLATION

     The President's fiscal year 1999 budget contains a number of REIT-related provisions which, if enacted, would change certain of the REIT qualification rules described above. Specifically, a REIT would be prohibited from owning more than 10% of the stock of any one corporate issuer, determined either by vote or by value. Currently this 10% test is applied only by reference to voting power. This proposal would be effective with respect to stock acquired on or after the date of first committee action. To the extent that a REIT's stock ownership was grandfathered by virtue of this effective date, the grandfathered status would terminate if the subsidiary corporation engaged in a new trade or business or acquired substantial new assets on or after that date. The proposal would also expand upon the Five or Fewer Requirement (described under "Certain Federal Income Tax Considerations--Qualification as a REIT") to prohibit any person (including any type of entity) from owning more than 50% of the stock of the REIT determined by vote or by value. The current "closely-held" restriction prohibits more than 50% of the REIT from being owned by five or fewer individuals but does not apply to entities. As proposed, these changes would be effective for entities electing REIT status for taxable years beginning on or after the date of first committee action on the proposals. It is anticipated that, because of the proposed effective date provision, these new rules, if enacted, would not apply to the Company's current activities. However, if these new rules are enacted, it may impact the Company's ability to expand the activities of the current taxable subsidiaries of the Company or to invest in the future in taxable subsidiaries which are engaged in activities not suitable for a REIT. Further, if these new rules are enacted, it may impact the Company's future ability to invest in certain closely-held REITs. There can be no assurance that the proposals will be enacted in the form proposed or with the proposed effective date. Any legislation, if enacted, may adversely affect the status of the Company as a REIT or its ability to expand certain segments of its business. See "Federal Income Tax Consequences."


EFFECT OF DISTRIBUTION REQUIREMENTS

     In order to maintain its qualification as a REIT, the Company must make distributions to Stockholders, aggregating annually at least 95% of its REIT taxable income (which does not include net capital gains). The actual amount of the Company's future distributions to its Stockholders will be based on the cash flows from operations from its properties and from any future investments and on the Company's net income.

     Under certain circumstances, the Company may be required to accrue as income for tax purposes interest and rent earned but not yet received. In such event, the Company could have taxable income without sufficient cash to enable the Company to meet the distribution requirements of a REIT. Accordingly, the Company could be required to borrow funds or to sell certain of its investments on adverse terms to meet such distribution requirements subject to the limitations on leverage described herein. See "Federal Income Tax Consequences."


                                THE COMPANY

     The Company, which intends to elect to be taxed as a REIT effective January 1, 1998, is one of the largest publicly-traded real estate companies in the United States. Through its subsidiaries, affiliates and non-REIT subsidiaries, the Company is engaged or has a material financial interest in (i) the ownership, management, acquisition and development of income producing and other real estate in the United States, including retail centers, office buildings, mixed-use projects and community retail centers, and the management of one retail center in Canada and (ii) the development and sale of land in Maryland and Las Vegas, Nevada for residential, commercial and industrial uses. The Company's principal offices are located at The Rouse Company Building, 10275 Little Patuxent Parkway, Columbia, Maryland 21044-3456, and its telephone number is (410) 992-6000.

                            RECENT DEVELOPMENTS

     On April 6, 1998, the Company signed a definitive agreement with TrizecHahn to acquire TrizecHahn's interests in seven regional shopping centers located in Colorado, Iowa, Maryland, Nevada, New Jersey and Utah. The purchase price for the centers is estimated to be approximately $1.1 billion (which includes the assumption of associated debt). The agreement is subject to the satisfaction of certain conditions, including customary due diligence review of the centers, and includes a provision for the substitution of, or increase or decrease in the number of, centers to be acquired. The Company expects to complete the acquisition by December 31, 1998.

                              USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Shares offered hereby are estimated to be approximately $44,008,697. The net proceeds will be used primarily to fund a portion of the acquisition price for TrizecHahn's interests in the shopping centers referred to above. See "Recent Developments." Any remaining net proceeds will be used for general corporate purposes. On an interim basis, the net proceeds will be used to retire or reduce amounts outstanding under the Company's line of credit. As of April 15, 1998, amounts outstanding under this line of credit had an interest rate of 6.21%.

                      FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material federal income tax considerations applicable to the ownership and disposition of the Shares. This discussion is for general information only and is not tax advice. The information in this section is based on the Code, current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the "IRS") (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. This summary does not address all aspects of taxation that may be relevant to certain types of Stockholders (including, but not limited to, insurance companies, tax-exempt entities, financial institutions or broker-dealers, and foreign persons and entities).

     EACH INVESTOR IS ADVISED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SHARES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP, AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.


                                  GENERAL

     The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year beginning January 1, 1998. The Company believes that for such taxable year it will be owned and organized and will operate in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner for subsequent years. However, there can be no assurance that the Company will be owned and organized and will operate in a manner so as to qualify or remain qualified.

     This discussion has been prepared by Tucker, Flyer & Lewis, special tax counsel to the Company, and is based on various assumptions and representations made by the Company as to certain factual matters, including representations concerning the Company's business and properties as set forth in this Prospectus Supplement and the accompanying Prospectus. Moreover, qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of share ownership, the various qualification tests imposed under the Code and discussed below under "--Qualification as a REIT." In particular, qualification for REIT status under current law requires compliance with certain complex limitations on the type and amount of income a REIT can receive and the type of assets a REIT can own. In late 1996, the Company began an internal review of its operations, properties, sources of income, investments in other corporations, joint ventures and partnerships and diversity of share ownership as part of its consideration of the feasibility of an election to be taxed as a REIT. In consultation with independent legal counsel and accounting firms, the Company undertook an intensive review of the ability of the Company to satisfy the REIT qualification tests and developed restructuring plans for certain properties and activities which are not suitable for a REIT. Further, the Company obtained several favorable private letter rulings from the IRS as to certain specific matters in connection with the Company's contemplated election to be taxed as a REIT and has other requests pending on certain other specific matters which it anticipates will be obtained in the near future, although there can be no assurance in this regard. However, the Company did not obtain, nor will the IRS issue, a private letter ruling that the Company will satisfy generally the REIT qualification tests. Prior to the end of calendar year 1997, the Company completed its restructuring of certain activities and properties which are not suitable for a REIT so as to enable the Company to operate in conformity with the requirements for qualification and taxation as a REIT. No assurance can be given, however, that the restructuring completed by the Company or the actual results of the Company's operations for any one taxable year will satisfy such requirements.

     If the Company qualifies for tax treatment as a REIT, it will generally not be subject to federal income tax on its ordinary income or capital gains to the extent currently distributed to its Stockholders. This substantially eliminates the "double taxation" on earnings (tax at both the corporate and stockholder levels) that typically results from investment in a corporation. However, as noted below under "--Federal Income Taxation of Stockholders--General," corporate Stockholders will not be entitled to a dividends received deduction with respect to dividends paid on the Shares.

     Despite the REIT election, the Company may be subject to federal income and excise tax as follows: (i) the Company will be taxed at regular corporate rates on its undistributed REIT taxable income, including undistributed net capital gains, (ii) the Company may be subject to the "alternative minimum tax" on certain items of tax preference to the extent that tax exceeds its regular tax, (iii) if the Company has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income, (iv) any net income that the Company has from prohibited transactions (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than dispositions of foreclosure property and dispositions of property that occur due to an involuntary conversion) will be subject to a 100% tax, (v) if the Company should fail to satisfy either the 75% or 95% gross income tests (as discussed below), but nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company failed the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability, (vi) if the Company fails to distribute during each year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year (other than capital gain that the Company elects to retain and pay tax on) and (c) any undistributed taxable income from preceding periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company intends to make an election under IRS Notice 88-19 to be subject to rules similar to those imposed by Section 1374 of the Code upon a conversion of a C corporation to an S corporation, which impose a corporate level tax on pre-conversion built-in gain with respect to assets held as of the date of the conversion which are disposed of within ten years of such conversion. This election allows the Company to avoid the recognition of pre-conversion built-in gain of its assets upon its election to be taxed as a REIT. However, this election will subject the Company to a corporate tax upon the disposition prior to January 1, 2008 of any asset owned by the Company on January 1, 1998, to the extent of the built-in gain of such asset as of such date.

     The Company must also distribute all its accumulated earnings and profits through December 31, 1997, prior to December 31, 1998, in order to qualify as a REIT. The Company has undertaken an earnings and profits analysis, and the Company is prepared to satisfy this requirement. The Company anticipates that the qualifying distribution can be substantially satisfied by its regularly scheduled dividend distributions.


QUALIFICATION AS A REIT

     A REIT is defined in the Code as a corporation,  trust or association:
(1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company; (5) the beneficial ownership of which is held by 100 or more persons in each taxable year of the REIT except for its first taxable year;
(6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, excluding the REIT's first taxable year, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities) (the "Five or Fewer Requirement"); and (7) which meets certain income and asset tests described below. Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

     As of the date of this Prospectus Supplement, based on publicly available information, the Company satisfies the share ownership requirements set forth in (5) and (6) above. Although the Company intends to monitor the share ownership of the Company in accordance with the regulatory rules in order to satisfy the Five or Fewer Requirement, the Articles of Incorporation, as amended and supplemented, of the Company do not contain any provisions designed to ensure compliance with the Five or Fewer Requirement.

     If the Company complies with regulatory rules pursuant to which it is required to send annual letters to certain of its Stockholders requesting information regarding the actual ownership of its stock, but does not know, or exercising reasonable diligence would not have known, whether it failed to meet the Five or Fewer Requirement, the Company will be treated as having met the requirement described in (6) above. If the Company were to fail to comply with these regulatory rules for any year, it would be subject to a $25,000 penalty. If the Company's failure to comply was due to intentional disregard of the requirement, the penalty is increased to $50,000. However, if the Company's failure to comply was due to reasonable cause and not willful neglect, no penalty would be imposed.

     The Company may own and operate a number of properties through wholly owned subsidiaries. Code Section 856(i) provides that a corporation which is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deductions, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the assets, liabilities and items of income, deduction and credit of the Company's qualified REIT subsidiaries will be treated as assets, liabilities and items of the Company.

     As part of the restructuring of certain operations and assets of the Company in contemplation of the REIT election, certain activities formerly conducted by the Company are currently owned and undertaken by certain non-controlled subsidiaries which do not satisfy the qualified REIT subsidiary requirements. The Company owns less than ten percent (10%) of the voting shares, but all of the non-voting shares, which together with its holding of voting shares, equate to approximately ninety-nine percent (99%) of the economic interests, in five taxable subsidiaries (the "Non-REIT Subsidiaries") which are engaged in certain activities which are not suitable for a REIT. Due to a current "no-rule" administrative practice of the IRS, the Company did not seek, nor would the IRS issue, a private letter ruling with respect to the Company's ownership of the Non-REIT Subsidiaries.

     INCOME TESTS. There are two percentage tests relating to the sources of the Company's gross income which the Company must satisfy annually. First, at least 75% of the Company's gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from "rents from real property," other income from investments relating to real property or mortgages on real property, or certain temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from any of the sources qualifying for the 75% test and from dividends, interest, and gain from the sale or disposition of stock or securities. In applying these tests, if the Company invests in a partnership, the Company will be treated as realizing its share of the income and bearing its share of the loss of the partnership, and the character of such income or loss, as well as other partnership items, will be determined at the partnership level.

     Rents received by the Company will qualify as "rents from real property" for purposes of satisfying the gross income tests for a REIT only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if the REIT, or an owner of 10% or more of the REIT, also directly or constructively owns 10% or more of such tenant. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no income; provided, however, the Company may directly perform certain services customarily furnished or rendered in connection with the rental of real property in the geographic area in which the property is located other than services which are considered rendered to the occupant of the property. The Company is permitted to receive up to 1% of the gross income from each property from the provision of non-customary services and still treat all other amounts received from such property as "rents from real property."

     The term "interest" generally does not include any amount if the determination of such amount depends in whole or in part on the income or profits of any person, although an amount generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage of receipts or sales.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is eligible for relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not now possible to determine the circumstances under which the Company may be entitled to the benefit of these relief provisions. If these relief provisions apply, a 100% tax is imposed on the net income attributable to the greater of the amount by which the Company failed the 75% test or the 95% test as the case may be.

     ASSET TESTS. At the close of each quarter of its taxable year, the Company must also satisfy several tests relating to the nature and diversification of its assets. At least 75% of the value of the Company's total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of the Company's operation) and government securities. Of the other 25%, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities. The 5% and 10% rules do not apply to securities which would satisfy the 75% asset test. Due to the current "no rule" administrative practice of the IRS, the Company did not seek, nor would the IRS issue, a private letter ruling to the effect that the Company's ownership of securities of each Non-REIT Subsidiary possessing less than 10% of the voting power of the issuer but approximately 99% of the economic interests of the issuer does not violate the 10% rule. Based upon advice received from Tucker, Flyer & Lewis, special tax counsel to the Company, the Company believes that its ownership of securities of the Non-REIT Subsidiaries does not violate the 10% rule.

     ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to avoid being taxed as a regular corporation, is required to make distributions (other than capital gain distributions) to its Stockholders which qualify for the dividends paid deduction in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the after-tax net income, if any, from foreclosure property, minus (B) a portion of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular distribution payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular corporate tax rates. Finally, as discussed above, the Company may be subject to an excise tax if it fails to meet certain other distribution requirements. The Company intends to make timely distributions sufficient to satisfy these annual distribution requirements.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to, among other things, (a) timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or (b) the payment of severance benefits that may not be deductible to the Company. In the event that such timing differences occur, the Company may find it necessary to arrange for borrowings or, if possible, pay dividends in the form of taxable stock dividends in order to meet the distribution requirement.

     Under certain circumstances, in the event of a deficiency determined by the IRS, the Company may be able to rectify a resulting failure to meet the distribution requirement for a year by paying "deficiency dividends" to Stockholders in a later year, which may be included in the Company's deduction for distributions paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency distributions; however, it will be required to pay interest based upon the amount of any deduction taken for deficiency distributions.


RECENTLY PROPOSED TAX LEGISLATION

     The President's fiscal year 1999 budget contains a number of REIT-related provisions which, if enacted, would change certain of the REIT qualification rules described above. Specifically, a REIT would be prohibited from owning more than 10% of the stock of any one corporate issuer, determined either by vote or by value. Currently this 10% test is applied only by reference to voting power. This proposal would be effective with respect to stock acquired on or after the date of first committee action. To the extent that a REIT's stock ownership was grandfathered by virtue of this effective date, the grandfathered status would terminate if the subsidiary corporation engaged in a new trade or business or acquired substantial new assets on or after that date. The proposal would also expand upon the Five or Fewer Requirement (described above under "--Qualification as a REIT") to prohibit any person (including any type of entity) from owning more than 50% of the stock of the REIT determined by vote or by value. The current "closely-held" restriction prohibits more than 50% of the REIT from being owned by five or fewer individuals but does not apply to entities. As proposed, these changes would be effective for entities electing REIT status for taxable years beginning on or after the date of first committee action on the proposals. It is anticipated that, because of the proposed effective date provision, these new rules, if enacted, would not apply to the Company's current activities. However, if these new rules are enacted, it may impact the Company's ability to expand the activities of the current taxable subsidiaries of the Company or to invest in the future in taxable subsidiaries which are engaged in activities not suitable for a REIT. Further, if these new rules are enacted, it may impact the Company's future ability to invest in certain closely-held REITs. There can be no assurance that the proposals will be enacted in the form proposed or with the proposed effective date. Any legislation, if enacted, may adversely affect the status of the Company as a REIT or its ability to expand certain segments of its business.


FAILURE TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST

     If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to tax on its taxable income at regular corporate rates. Distributions to Stockholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company nor will any particular amount of distributions be required to be made in any year. All distributions to Stockholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits allocable to such distributions and, subject to certain limitations, will be eligible for the dividends received deduction for corporate
Stockholders. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. Failure to qualify for even one year could result in the Company incurring indebtedness or liquidating investments in order to pay the resulting taxes.


FEDERAL INCOME TAXATION OF STOCKHOLDERS

     GENERAL. So long as the Company qualifies for taxation as a REIT, distributions to Stockholders with respect to Shares made out of current or accumulated earnings and profits allocable thereto (and not designated as capital gain dividends) will be includable by such Stockholder as ordinary income for federal income tax purposes. None of these distributions will be eligible for the dividends received deduction for Stockholders which are corporations. Distributions that are designated as capital gain dividends will be taxed as long term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the Stockholder has held its Shares. For a Stockholder who is an individual or an estate or trust, such capital gain dividends generally will be taxable at the 28% rate applicable to mid-term capital gain (i.e., gains from the sale of capital assets held for more than one year but not more than 18 months) except to the extent the Company designates the capital gain dividend as a 20% rate distribution or a 25% rate distribution, as the case may be, based on certain IRS guidelines. Stockholders which are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     If the Company elects to retain and pay income tax on any net long term capital gain, Stockholders would include in income, as long term capital gain, their proportionate share of such net long term capital gain. A Stockholder would also receive a refundable tax credit for its proportionate share of the tax paid by the Company on such retained capital gains and an increase in its basis in the Shares in an amount equal to the Stockholder's includable capital gains less its share of the tax deemed paid.

     Stockholders may not include in their individual federal income tax returns any net operating losses or capital losses of the Company. In addition, any distribution declared by the Company in October, November or December of any year payable to a Stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the Stockholder on December 31 of such year, provided that the distribution is actually paid by the Company no later than January 31 of the following year.

     The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "--General", above, and "--Qualification as a REIT-Annual Distribution Requirements" above. As a result, Stockholders may be required to treat as taxable dividends certain distributions that would otherwise result in a tax-free return of capital. Moreover, any "deficiency dividend" will be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits. Any other distributions in excess of current or accumulated earnings and profits will not be taxable to a Stockholder to the extent that they do not exceed the adjusted basis of such Stockholder's Shares. Stockholders will be required to reduce the tax basis of their Shares by the amount of such distributions until such basis has been reduced to zero, after which such distributions will be taxable as capital gain. The tax basis as so reduced will be used in computing the capital gain or loss, if any, realized upon sale of the Shares. Any loss upon a sale or exchange of Shares which were held for six months or less (after application of certain holding period rules) will generally be treated as a long-term capital loss to the extent such Stockholder previously received capital gain distributions with respect to such Shares.

     TREATMENT OF TAX-EXEMPT STOCKHOLDERS. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on this ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the Shares with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt financed property" rules. In addition, in certain circumstances, a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI. This rule applies to a pension trust holding more than 10% of the Company's stock only if (i) the percentage of income of the Company that is UBTI (determined as if the Company were a pension trust) is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the Five or Fewer Rule that allows beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's stock or (B) a group of pension trusts individually holding more than 10% of the value of the Company's stock collectively owns more than 50% of the value of the Company's stock.

     SALE, EXCHANGE OR REDEMPTION OF SHARES. Upon the sale or exchange of any Shares to or with a person other than the Company or a sale or exchange of all Shares (whether actually or constructively owned) with the Company a Stockholder will generally recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the Stockholder's adjusted tax basis in such Shares. Such gain will be capital gain if the Stockholder held such Shares as a capital asset. For a Stockholder who is an individual, such capital gain generally will be taxable at the 28% rate applicable to mid-term capital gain (i.e., gains from the sale of capital assets held for more than one year but not more than 18 months) and at a 20% rate on capital gain from the disposition of Shares held for more than 18 months.

     BACKUP WITHHOLDING AND INFORMATION REPORTING. Under certain circumstances, a Stockholder may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Shares. Backup withholding will apply only if the holder (i) fails to furnish the person required to withhold with its taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that is it subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. A Stockholder should consult with a tax advisor regarding qualification for exemption from backup withholding, and the procedure for obtaining such exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to payment to a Stockholder will be allowed as a credit against such Stockholder's United States federal income tax liability and may entitle such Stockholder to a refund, provided that the required information is provided to the IRS.


STATE, LOCAL AND FOREIGN TAXATION

     The Company and its Stockholders may be subject to state, local or foreign taxation in various state, local or foreign jurisdictions, including those in which it or they transact business or reside. Such state, local or foreign taxation may differ from the federal income tax treatment described above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in the Company.

                                UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase from the Company, 1,493,976 shares of Common Stock. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, and that the Underwriter will be obligated to purchase all of such shares if any are purchased.

     The Underwriter intends to deposit the Shares offered hereby with the Trust, a registered unit investment trust under the Investment Company Act of 1940, as amended, for which the Underwriter acts as sponsor and depositor, in exchange for units of the Trust. The Underwriter is an affiliate of the Trust.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

     In connection with the offering of the Shares (the "Offering"), the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriter creates a short position in the Common Stock in connection with the Offering (i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing Common Stock in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of its business, the Underwriter provides investment banking, advisory and other financial services to the Company for which it receives customary fees.

     The Common Stock is listed on the NYSE under the symbol "RSE." The Company has applied for listing of the Shares on the NYSE.

                               LEGAL MATTERS

     The validity of the Shares being offered hereby will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland. Certain legal matters will be passed upon for the Underwriter by Piper & Marbury L.L.P., Baltimore, Maryland. Piper & Marbury L.L.P. from time to time provides legal services to the Company.

                                  EXPERTS

     The consolidated financial statements and schedules of the Company and its subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, incorporated by reference in this Prospectus Supplement have been incorporated by reference in reliance upon (1) the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing, and (2) with respect to the current value basis financial statements as of December 31, 1996, the report of Landauer Associates, Inc., real estate counselors and consultants, incorporated by reference herein, and upon the authority of said firm as experts in real estate consultation.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference in the accompanying Prospectus, the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K") is hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference.

     All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement and to be a part hereof from the respective dates of the filing of such documents.

     Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     The Company will provide without charge to each person, including a beneficial owner, to whom a copy of this Prospectus Supplement and the accompanying Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference into this Prospectus Supplement, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to David L. Tripp, Vice President and Director of Investor Relations and Corporate Communications, The Rouse Company, 10275 Little Patuxent Parkway, Columbia, Maryland 21044-3456, Telephone: (410) 992-6000.

                         FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement, including the documents incorporated by reference herein and in the accompanying Prospectus, contains forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified in "Risk Factors" above, which could cause actual results to differ materially from historical results or those anticipated. See also
Exhibit 99.2 to the 1997 10-K. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements, which speak only as of the dates on which they were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

=========================================         =============================

NO   DEALER,    SALESPERSON   OR   OTHER
INDIVIDUAL  HAS BEEN  AUTHORIZED TO GIVE
ANY   INFORMATION   OR   TO   MAKE   ANY
REPRESENTATIONS    NOT    CONTAINED   OR
INCORPORATED   BY   REFERENCE   IN  THIS
PROSPECTUS  SUPPLEMENT OR THE PROSPECTUS
IN CONNECTION WITH THE OFFERING  COVERED
BY THIS  PROSPECTUS  SUPPLEMENT  AND THE               1,493,976 SHARES
PROSPECTUS.   IF  GIVEN  OR  MADE,  SUCH               THE ROUSE COMPANY
INFORMATION OR REPRESENTATIONS  MUST NOT                  COMMON STOCK
BE RELIED UPON AS HAVING BEEN AUTHORIZED
BY THE COMPANY OR THE UNDERWRITERS. THIS
PROSPECTUS SUPPLEMENT AND THE PROSPECTUS
DO NOT CONSTITUTE AN OFFER TO SELL, OR A
SOLICITATION  OF AN  OFFER  TO BUY,  THE
SHARES IN ANY JURISDICTION  WHERE, OR TO
ANY PERSON TO WHOM,  IT IS  UNLAWFUL  TO
MAKE SUCH OFFER OR SOLICITATION. NEITHER
THE   DELIVERY   OF   THIS    PROSPECTUS
SUPPLEMENT  AND THE  PROSPECTUS  NOR ANY
SALE MADE HEREUNDER OR THEREUNDER SHALL,
UNDER  ANY   CIRCUMSTANCES,   CREATE  AN
IMPLICATION  THAT THERE HAS NOT BEEN ANY
CHANGE  IN THE  FACTS  SET FORTH IN THIS
PROSPECTUS  SUPPLEMENT OR THE PROSPECTUS
OR IN THE AFFAIRS OF THE  COMPANY  SINCE
THE DATE HEREOF.

           ----------------

          TABLE OF CONTENTS
                                                             --------------
        PROSPECTUS SUPPLEMENT
                                                          PROSPECTUS SUPPLEMENT
                                           PAGE
                                           ----
Risk Factors............................    S-2              --------------
The Company.............................    S-6
Recent Developments.....................    S-6
Use of Proceeds.........................    S-6
Federal Income Tax Consequences ........    S-6
Underwriting..................... ......   S-13
Legal Matters...........................   S-13
Experts.................................   S-13
Incorporation of Certain Documents
         by Reference...................   S-14
Forward-Looking Statements..............   S-14           MERRILL LYNCH & CO.

               PROSPECTUS

Available Information...................      2
Incorporation of Certain Documents
         by Reference....................     2
The Company..............................     3
Use of Proceeds..........................     3
Ratio of Earnings to Fixed Charges.......     3
Description of Common Stock..............     4            April 23, 1998
Description of Preferred Stock...........     6
Description of Debt Securities...........    11
Plan of Distribution.....................    15
Experts..................................    16
Legal Matters............................    16


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